October 8, 2010	QMM: NYSE Amex
QTA: TSX Venture
NR-17-11

Not for distribution to United States newswire services or for dissemination in the United States

QUATERRA ACCOUNCES PRIVATE PLACEMENT FOR GROSS PROCEEDS OF UP TO APPROXIMATELY C$13 MILLION

VANCOUVER, B.C. – Quaterra Resources Inc. (the “Company”) announced today that it intends to complete, on a “best efforts”  private placement basis, an offering of up to 8,965,000 units at a price of C$1.45 per unit, for gross proceeds of up to approximately C$13 million.  Each unit will consist of one common share of the company and one-half of one common share purchase warrant, with each whole warrant being exercisable at a price of C$1.90 for a period of 2 years from the date of closing.  The private placement is expected to close on or about October 27, 2010, subject to finalization of subscription agreements and receipt of regulatory approval.  GMP Securities L.P. will be the sole agent in respect of the private placement, which is subject to the parties executing a formal agency agreement.

The Company has also granted an option to GMP Securities L.P., exercisable up to 48 hours prior to closing, to increase the size of the private placement through the issuance of up to an additional 1,344,750 units for additional gross proceeds of up to approximately C$1.95 million.

All securities issued as part of this placement will be subject to a four-month hold period from the closing date.  The funds raised will be used to fund the Company’s exploration program, as well as for other general and corporate purposes.

The private placement will be made in compliance with the rules of the TSX Venture Exchange and the NYSE Amex.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.  THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

On behalf of the Board of Directors,

“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla, Corporate Communications at ph: (604) 641.2746 or email: nrizgalla@quaterra.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider or the NYSE Amex have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.